Exhibit 99


BT ORLANDO LIMITED PARTNERSHIP


Financial Statements
As of December 31, 2001 and 2000
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
BT Orlando Limited Partnership:

We have audited the accompanying balance sheets of BT ORLANDO LIMITED PARTNERSHIP, a Florida limited partnership (the "Partnership"), as of December 31, 2001 and 2000, and the related statements of operations, partners' capital and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4, the terms of the Partnership's new loan agreements require construction of the project to be completed and a significant number of major tenant spaces to be fully leased, operating and paying full base rent by January 31, 2003 and thereafter. The Partnership's failure to meet these covenants would provide the Lender the ability to accelerate the Partnership's debt repayment. Management's plans in regard to tenant leasing are also described in Notes 1 and 4. Although management has developed a plan to increase tenant leasing, there can be no assurance that management's plans will be successful and there can be no assurance that the Partnership will meet the tenant leasing covenants.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BT Orlando Limited Partnership as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP


Memphis, Tennessee,
April 9, 2002.

                         BT ORLANDO LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                                AS OF DECEMBER 31

                                         ASSETS                                     2001                 2000
                                         ------                                     ----                 ----
REAL ESTATE, net                                                                 $64,161,518          $47,123,130
ACCOUNTS RECEIVABLE                                                                   56,276              111,121
OTHER ASSETS, net                                                                  3,743,564            1,548,338
                                                                                ------------         ------------
            Total assets                                                         $67,961,358          $48,782,589
                                                                                ============         ============

                           LIABILITIES AND PARTNERS' CAPITAL
                           ---------------------------------
DEBT                                                                             $40,277,643          $36,698,591
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                           6,058,189            3,802,870
ADVANCES PAYABLE TO PARTNERS                                                         -                  6,013,940
                                                                                ------------         ------------

           Total liabilities                                                      46,335,832           46,515,401
                                                                                ------------         ------------

COMMITMENTS AND CONTINGENCIES (Note 7)

PARTNERS' CAPITAL:
        General partners                                                           6,675,339            1,853,219
        Limited partners                                                          14,950,187              413,969
                                                                                ------------         ------------
           Total partners' capital                                                21,625,526            2,267,188
                                                                                ------------         ------------
           Total liabilities and partners' capital                               $67,961,358          $48,782,589
                                                                                ============         ============


      The accompanying notes are an integral part of these balance sheets.

                         BT ORLANDO LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS

                         FOR THE YEARS ENDED DECEMBER 31

                                                      2001                  2000                1999
                                                      ----                  ----                ----
REVENUES:
    Rental revenues                               $  1,894,203       $     707,661           $  31,611
    Escalation revenues and other income                12,974             325,634               2,845
                                                 -------------       -------------         -----------
         Total                                       1,907,177           1,033,295              34,456

OPERATING EXPENSES                                   1,599,020           1,477,034              85,000

INTEREST EXPENSE                                     2,687,614           1,832,006                -

DEPRECIATION AND AMORTIZATION EXPENSE                2,323,258           1,657,500              34,968
                                                 -------------       -------------         -----------
NET LOSS - BEFORE EXTRAORDINARY ITEM                (4,702,715)         (3,933,245)            (85,512)

EXTRAORDINARY ITEM                                    (125,442)              -                    -
                                                 -------------       -------------         -----------
NET LOSS                                           $(4,828,157)        $(3,933,245)          $ (85,512)
                                                 =============       =============         ===========


        The accompanying notes are an integral part of these statements.

                         BT ORLANDO LIMITED PARTNERSHIP

         STATEMENTS OF PARTNERS' CAPITAL AND COMPREHENSIVE INCOME (LOSS)

                         FOR THE YEARS ENDED DECEMBER 31

                                            General Partners                      Limited Partners
                                    -------------------------------  -----------------------------------
                                      Brennand-Paige                     BT                EST                        Comprehensive
                                     Industries, Inc.    BEF, Inc.   Partnership      Orlando, Ltd.       Total       Income (Loss)
                                     ----------------    ---------   -----------      -------------       -----       -------------
BALANCE, December 31, 1998          $     -            $    -         $     -         $     -          $     -       $     -

Contributions                           4,137,945         33,046       1,364,145         750,809         6,285,945         -

Net loss                                  (29,929)          (856)        (35,299)        (19,428)          (85,512)        (85,512)
                                     -------------     ----------     -----------     -----------     -------------  --------------
Total comprehensive income (loss)                                                                                    $     (85,512)
                                                                                                                     ==============
BALANCE, December 31, 1999              4,108,016         32,190       1,328,846         731,381         6,200,433         -

Net loss                               (2,261,265)       (25,722)     (1,061,834)       (584,424)       (3,933,245)     (3,933,245)
                                     -------------     ----------     -----------     -----------     -------------  --------------
Total comprehensive income (loss)                                                                                      $(3,933,245)
                                                                                                                     ==============
BALANCE, December 31, 2000              1,846,751          6,468         267,012         146,957         2,267,188         -

Contributions                           1,758,649        352,543      14,553,083       8,009,837        24,674,112         -

Deemed capital reallocation             6,048,177        (93,048)     (3,841,058)     (2,114,071)          -               -

Cumulative effect of change in
  accounting principle                   (206,854)          (428)        (17,729)         (9,757)         (234,768)       (234,768)

Current year comprehensive income
  (loss) from cash flow hedges             53,888         (4,721)       (194,800)       (107,216)         (252,849)       (252,849)

Net loss                               (3,058,866)       (27,219)     (1,123,639)       (618,433)       (4,828,157)     (4,828,157)
                                     -------------     ----------     -----------     -----------     -------------  --------------
Total comprehensive income (loss)                                                                                      $(5,315,774)
                                                                                                                     ==============
BALANCE, December 31, 2001            $ 6,441,745      $ 233,595    $  9,642,869     $ 5,307,317       $21,625,526
                                     =============     ==========     ===========     ===========     =============


        The accompanying notes are an integral part of these statements.

                         BT ORLANDO LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                         FOR THE YEARS ENDED DECEMBER 31

                                                                        2001                     2000                   1999
                                                                        ----                     ----                   ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                      $  (4,828,157)           $  (3,933,245)        $      (85,512)
    Adjustments to reconcile net loss to net cash
    used in operating activities-
        Extraordinary item                                              125,442                        -                      -
        Depreciation and amortization expense                         2,657,349                2,090,008                 34,968
            Changes in operating accounts-
                Decrease (increase) in accounts receivable
                                                                         54,845                  (74,598)               (36,523)
                Increase in other assets                                      -                 (377,416)               (21,750)
                Increase in accounts payable and
                    accrued liabilities                                    4,948                 512,250                 95,291
                                                                  -------------            -------------         --------------
                  Net cash used in operating activities              (1,985,573)              (1,783,001)               (13,526)
                                                                  -------------            -------------         --------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
    Real estate development costs                                   (17,463,062)             (13,618,445)           (12,456,351)
                                                                  -------------            -------------         --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payment of loan fees                                             (2,675,537)                 -                      -
    Payments on third party debt                                    (13,421,000)                 -                      -
    Proceeds from third party debt                                   16,885,000               11,124,377             25,574,214
    Borrowings (repayments) on
        advances payable to partners                                  7,219,715                4,264,998            (13,092,266)
    Capital contributions from partners                              11,440,457                  -                      -
                                                                  -------------            -------------         --------------
                  Net cash provided by financing activities          19,448,635               15,389,375             12,481,948
                                                                  -------------            -------------         --------------
NET CHANGE IN CASH                                                      -                        (12,071)                12,071
                                                                  -------------            -------------         --------------
CASH, beginning of year                                                 -                         12,071                -
                                                                  -------------            -------------         --------------
CASH, end of year                                                 $     -                  $    -                $       12,071
                                                                  =============            =============         ==============


        The accompanying notes are an integral part of these statements.

                         BT ORLANDO LIMITED PARTNERSHIP


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


1.   ORGANIZATION AND BUSINESS

     BT Orlando Limited Partnership, a Florida limited partnership (the "Partnership"), was formed on May 20, 1996, for the purpose of acquiring approximately 140 acres of land to develop, construct, operate and lease a retail and entertainment shopping center complex of approximately 925,000 leasable square feet in Orlando, Florida (the "Project"). At December 31, 2001, approximately 248,000 leaseable square feet were in service, representing a movie theater and a sporting goods retailer. In January 2002, an additional 50,000 leasable square feet were opened, which represents a sport and entertainment retailer.

     Brennand-Paige Industries, Inc. ("BPI"), a wholly-owned subsidiary of Thackeray Corporation, is a 35% general partner and BEF, Inc. ("BEF") is a 1% general partner. The limited partners are BT Partnership, an affiliate of BEF, with a 41.28% interest and EST Orlando, Ltd. ("EST") with a 22.72% interest. The general partners and limited partners are collectively referred to as the Partners.

     The partnership agreement provides that all major decisions, as defined, are to be jointly approved by both of the general partners. The Partnership will terminate on December 31, 2055, unless terminated earlier, as provided for in the partnership agreement.

     The Credit Agreement, as defined in Note 4, contains certain default provisions that require, among other things, construction of the Project be completed by January 31, 2003, and a significant number of major tenant spaces to be fully leased, operating and paying full base rent by January 31, 2003 and thereafter.

     During 2001, the Partnership recognized negative operating cash flows of approximately $2,000,000. The Partnership anticipates total construction costs for the Project (excluding the value of land) to be approximately $128 million. While the Partnership has secured third party lender financing for a substantial portion of the remaining construction of the Project, the Partners will be required to fund any construction overruns as well as operating losses until such time as the Project generates sufficient cash flows from operations to cover operating costs and debt service. Development efforts for the Project are ongoing. Based on the current status of construction and anticipated progress going forward, the Partnership believes that the construction deadline under the Credit Agreement will be met. While the Partners believe that they will be able to provide the funding necessary to complete construction of the Project and fund any operating losses until such time as the Project generates sufficient cash flow to fund operating costs and debt service, there can be no assurance that this will be the case. The failure to provide this funding would have a material adverse effect on the Partnership.

     The Partnership experienced a slow-down in tenant leasing activity by mid-year 2001, which worsened in the wake of the terrorist attacks on September 11, 2001. Orlando tourism was adversely affected and theme park attendance and hotel occupancy rates dropped. The Project's rental activity is expected to remain sluggish pending an economic recovery and an increase in Orlando tourism levels. Three anchor tenants who have not yet opened for business aggregating 63,200 sq. ft. have requested relief from their leases in the form of significant downsizing to smaller and less expensive space. Four small store tenants cancelled leases and several other small store tenants are considering downsizing. One new anchor tenant lease was executed in 2001 for 38,000 sq. ft, as were leases for three small stores. Several new prospects signed letters of intent early in 2002 for space aggregating 40,000 leasable square feet.

     Discussions are ongoing in an effort to minimize any impact to the Partnership from tenant downsizing. The Partnership continues to negotiate with existing and potential tenants to ensure it will be in compliance with the leasing requirements of the Credit Agreement. However, there can be no assurance that the minimum lease requirements will be met. The Partnership's failure to meet the required loan provisions would provide the lender with the ability to accelerate the Partnership's debt repayment, which could have a material adverse effect on the Partnership.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash

     As of December 31, 2001 and 2000, the Partnership had a cash overdraft of approximately $1,207,000 and $2,145,000, respectively, which is included in accounts payable and accrued liabilities in the accompanying balance sheets.

     Capitalization of Development Costs

     The Partnership capitalizes all direct and indirect costs relating to Project development, including, among other things, real estate taxes and interest on construction financing. Indirect costs are allocated to the underlying assets on a pro-rata basis based on the relative cost of each of the components of the Project. Direct and indirect costs are depreciated over the estimated useful lives of the assets once placed in service. Interest capitalized during the years ended December 31, 2001, 2000 and 1999 was approximately $1,144,000, $1,513,000 and $914,000, respectively.

     Long-Lived Assets

     Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis and excluding interest charges, the asset's carrying value will be written down to fair value.

     Other Assets

     As of December 31, 2001 and 2000, capitalized lease commissions, net of accumulated amortization, were approximately $979,000 and $1,033,000, respectively. These costs are being amortized on a straight-line basis over the lives of the related leases. Amortization expense related to capitalized lease commissions was approximately $54,000 and $40,000 during 2001 and 2000, respectively.

     In connection with the original financing of the Notes (see Note 4), the Partnership incurred financing fees of approximately $808,000. Due to the restructuring of the Notes in October 2001, the Partnership recognized an extraordinary loss of $125,442 related to the write-off of the unamortized portion of the original financing fees. In connection with the restructuring of the Notes, the Partnership incurred financing fees of approximately $2,676,000. Costs incurred to obtain financing are deferred and amortized over the terms of the related debt agreements. At December 31, 2001 and 2000, the unamortized balance of these costs was approximately $2,453,000 and $202,000, respectively.

     Revenue Recognition

     Rental revenue from tenant operating leases, which provide for scheduled rental increases and rent concessions, are recognized on a straight-line basis over the term of the respective leases. To the extent the Partnership has concerns regarding the collectibility of future rents from certain tenants, rental revenues will be recognized in accordance with cash received from the respective tenants.

     Escalation revenues and other income includes additional rents which are provided for in the individual tenant leases and primarily relate to the reimbursement of certain operating expenses of the Partnership. The Partnership recognizes such reimbursements by tenants as revenue when earned and when the amounts can be reasonably estimated.

     Allocation of Net Loss

     The net loss for 1999 was allocated to the Partners' capital accounts based on their respective pro-rata ownership percentages in the Partnership. The net loss for 2001 and 2000 was allocated to the Partners' capital accounts based on a hypothetical liquidation at book value approach, which takes into consideration the capital contributed by each partner and the distribution priorities as provided for in the partnership agreement. In conjunction with the partnership agreement being materially revised and amended effective August 1, 2002 (see Note 5), a portion of capital was reallocated among the Partners in accordance with the hypothetical liquidation at book value approach.

     Income Taxes

     No provision is made in the accounts of the Partnership for federal and state income taxes, as such taxes are liabilities of the individual Partners. The Partnership's income tax returns and the amount of allocable Partnership profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to Partnership profits or losses, the income tax liability of the Partners may also change.

     Concentration of Credit Risk

     As of December 31, 2001, there are two operating tenants in the Project comprised of a movie theater and a sporting goods retailer. In January 2002, a sport and entertainment retailer began operations. There is significant concentration of credit risk with respect to rental revenue. The loss of any of the current tenants would have a material adverse effect on the Partnership's financial position and results of operations. This risk will be reduced once the next phase of development is completed and more leaseable tenant space becomes available and is leased by prospective tenants (see Note 6).

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation. A portion of the partner contributions made in 1999 by BT Partnership were made on behalf of BEF and EST and have been reclassified on the statements of partners' capital and comprehensive income (loss) to reflect this reallocation.

     Accounting for Interest Rate Swaps

     On January 1, 2001, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138 "Accounting for Derivative Instruments and Hedging Activities - an Amendment to FASB Statement No. 133." The impact of this adoption on its financial position as of January 1, 2001 was to increase liabilities and decrease equity by $234,768.

     The Partnership does not participate in speculative derivatives trading, but does enter into derivative transactions for hedging purposes. To hedge interest rate risk as required in the Credit Agreement, interest rate swaps are used in which the Partnership pays a fixed rate and receives a variable rate. As of December 31, 2001 and 2000, the Partnership held interest rate swaps designated and qualifying as cash flow hedges. Accordingly, the effective portion of the gain or loss on these instruments related to their change in fair value is reported as a component of comprehensive income
     (loss) and any ineffective gain or loss related to the change in fair value is reflected directly in earnings. The gains or losses associated with monthly cash settlements on swaps and any gain or loss related to the termination of swaps are either recognized in current earnings or deferred in comprehensive income (loss) to be amortized over future periods, based on the Partnership's treatment of interest costs being hedged. While the Partnership intends to continue to meet conditions for hedge accounting, if a hedge does not qualify as highly effective, the changes in the fair value of the derivatives used as hedges would be reflected directly in earnings.

     These instruments are valued using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The value of these derivatives will change over time as cash receipts and payments are made and as market conditions change. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. The Partnership does not believe that it is exposed to more than a nominal amount of credit risk in its interest rate hedges, as the counterparties are established, well capitalized financial institutions.

     Recently Issued Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long- lived assets to be held and used as well as measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also extends the reporting of discontinued operations to a component of an entity. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Partnership will adopt this statement for the year ended December 31, 2002. Management does not believe the adoption of this new accounting pronouncement will have a material effect on the financial statements of the Partnership.

3.   REAL ESTATE

     Land is stated at BPI's historical carrying value (see Note 5). Other real estate assets are stated at historical cost and depreciated over the estimated useful lives of the assets using the straight-line method once placed in service.

Real estate at December 31, was as follows:

                                            Useful
                                             Lives               2001                 2000
                                             -----               ----                 ----
         Land                                   -           $  3,471,528         $  3,471,528
         Buildings and improvements          15-40            35,335,351           35,335,351
         Furniture and equipment               7               5,219,885            5,219,885
         Construction in progress               -             24,024,727            4,748,692
                                                              68,051,491           48,775,456
         Less accumulated depreciation                        (3,889,973)          (1,652,326)

                                                             $64,161,518          $47,123,130

4.   DEBT

     On August 31, 1999, the Partnership entered into a construction loan agreement with a bank consisting of two promissory notes allowing for total borrowings of up to $40,000,000 to finance development of the first phase of the Project. Note A allowed for borrowings of up to $18,000,000, and Note B allowed for borrowings of up to $22,000,000 (collectively, the "Notes"). The interest rate on the Notes at December 31, 2000 was LIBOR, as defined, plus 250 basis points. The maturity date of Note A was September 2, 2002. The original maturity date of Note B was September 2, 2000, which was extended to October 1, 2001, which was the closing date of the loans discussed below.

     On October 1, 2001, the Partnership entered into an agreement with a syndicate of banks (the "Credit Agreement") to restructure the Notes and provide financing necessary to complete the Project. The Administrative Agent for the Credit Agreement was the lender on the original construction loan agreement dated August 31, 1999. In connection with the Credit Agreement, the outstanding principal balance of Note A was paid down from $17,945,000 to $10,477,000 and then amended and restated to allow for additional borrowings up to $81,500,000. The Credit Agreement also required a reduction in the outstanding principal of Note B from $18,698,000 to $12,800,000. These reductions in principal were achieved through mezzanine financing (see below) and additional capital contributions from Partners (see Note 5). Note A bears interest at an annual rate of LIBOR, as defined, plus 235 basis points. Note B bears interest at an annual rate of LIBOR, as defined, plus 250 basis points. The weighted average interest rate for Note A was 6.4% in 2001 and 9.0% in 2000. The weighted average interest rate for Note B was 6.6% in 2001 and 9.0% in 2000.

     The Credit Agreement provides for monthly interest only payments on outstanding borrowings until the earlier of thirteen months after the completion of construction of the Project or March 1, 2004, at which time monthly payments of principal and interest shall be due and payable in an amount sufficient to fully pay the balance based on a twenty-five year amortization schedule at an assumed interest rate of 9%. The maturity date of the Credit Agreement is October 1, 2004. The Credit Agreement provides for two extension options of six months each provided the loan is not in default and certain financial ratios are met.

     Borrowings under Note A totaled approximately $17,362,000 and $18,000,000 at December 31, 2001 and 2000, respectively. Borrowings under Note B totaled approximately $12,800,000 and $18,698,000 at December 31, 2001 and 2000, respectively.

     The Credit Agreement is secured by the land and constructed assets owned by the Partnership. Note B is also secured by a $2,500,000 letter of credit and a pledge of a contiguous 78 acre parcel of land held by Thackeray Corporation. The Credit Agreement is guaranteed jointly and severally by Belz Investco GP and Union Realty Company GP (the "Guarantors"), who are affiliates of BEF. In the event the Guarantors are required to perform under the guaranty agreement, the Partners and Guarantors have two years to pursue sale of a portion or all of the Project held by the Partnership, so long as terms of the sale are mutually agreed upon by the Partners. In the event the assets that secured the Notes are not sufficient to satisfy a partner's pro rata share of the obligation to the Guarantors, under the terms of the partnership agreement, the Guarantors have certain indemnification and contribution rights from the Partners to the extent of the Partners' respective ownership percentages. The Guarantors have the ability to exercise these rights upon expiration of the two year period referenced above.

     In addition to the Credit Agreement and in connection with the restructuring of the existing debt, the Partnership secured a $10,000,000 mezzanine loan (the "Mezzanine Loan") dated October 1, 2001. The Mezzanine Loan bears interest at an annual interest rate of 16.5%. The Mezzanine Loan agreement allows for interest only payments until the maturity date. The maturity date and the extension options are identical to those provided for the Notes. The outstanding principal balance as well as all unpaid interest shall be payable in full on the maturity date. As allowed in the Mezzanine Loan agreement, the Partnership has elected to defer payment of a portion of the monthly interest. The deferred interest amount is added to the principal balance and compounded monthly. The total balance of deferred interest added to principal at December 31, 2001 was approximately $115,000.

     The Mezzanine Loan is secured by a pledge of 100% of the Partners' ownership interest in the Partnership. Also, the stock of BEF, Inc. is pledged as security. In addition, the Mezzanine Loan is secured by a second priority lien on the land and constructed assets owned by the Partnership. The Mezzanine Loan is cross-defaulted with any other loans of the Partnership.

     During the years ended December 31, 2001, 2000 and 1999, interest paid on all outstanding debt was approximately $3,618,000, $2,975,000, and $914,000, respectively.

     The Credit Agreement includes default provisions that will require, among other things, (1) construction to be completed by January 31, 2003, (2) a portion of the major tenant spaces to be fully leased, operating and paying full base rent by January 31, 2003 and thereafter, (3) a portion of the total leasable area (excluding the major tenant spaces) to be operating and paying full base rent as provided for in each respective lease agreement by October 1, 2003 and at any time thereafter, and (4) a minimum level of net operating income after October 1, 2003. The Credit Agreement is cross-defaulted with any other loans of the Partnership.

     At December 31, 2000, the Partnership was a party to two interest rate swap agreements to effectively convert a total of $36,699,000 in variable rate debt to fixed rate debt. Pursuant to the terms of these swaps, the Partnership received variable payments tied to LIBOR in exchange for payment at a fixed rate. The fixed rates paid and variable rates received were as follows at December 31, 2000:

 Notional             Rate              Rate                        Swap
  Amount           Paid (fixed)      Received (variable)          Maturity
  ------           ------------      -------------------          --------

$18,000,000             6.46%              6.56%                   August 2002
$18,699,000             6.44%              6.56%                      May 2001

     In October 2001, the Partnership terminated the unexpired swap, which had a fair value of $(655,557) recorded as a liability and a reduction of partners' capital. Concurrently with the termination of the existing swap and entering into the Credit Agreement, the Partnership entered into two interest rate swap agreements with a financial institution. The terminated swap's fair value at termination was considered in the terms of the two new swaps. One swap has a fixed notional amount of $12,800,000. The second swap has a fluctuating notional amount based on anticipated borrowings under Note A to the Credit Agreement. At December 31, 2001 the notional amount of this swap was $13,764,259. Pursuant to the terms of these swaps, the Partnership receives variable payments tied to LIBOR in exchange for payment at a fixed rate. The fixed rates paid and variable rates received were as follows at December 31, 2001:

 Notional             Rate              Rate                        Swap
  Amount           Paid (fixed)      Received (variable)          Maturity
  ------           ------------      -------------------          --------

$12,800,000             4.55%              1.87%                 September 2004
$13,764,259             4.55%              1.87%                 September 2004

     During 2001, the Partnership paid $271,618 related to cash settlements under its swap agreements, of which $162,888 is included in interest expense in the statement of operations, and $108,730 is deferred as a component of comprehensive income (loss) in partners' capital. The fair value of the swaps at December 31, 2001 is $(437,887) and has been recorded as a liability on the balance sheet. This fair value represents the estimated amount, considering the then-prevailing interest rates, that the Partnership would have expected to pay to terminate the agreements at December 31, 2001. The Partnership does not expect to terminate these swaps prior to maturity.

5.   RELATED PARTY TRANSACTIONS

     The partnership agreement provided for BPI to contribute its rights, title and interests in a parcel of land to the Partnership simultaneously with the closing of a construction loan. During 1999, upon closing of the original construction loan agreement described in Note 4, BPI contributed the land. The land contribution has been accounted for by the Partnership at BPI's historical carrying value of $3,471,528. In 1999, BEF, BPI, BT Partnership and EST contributed capital of $33,046, $666,417, $1,364,145 and $750,809, respectively, by converting advances previously made to the Partnership into equity.

     The partnership agreement was materially revised and amended on August 1, 2001, (the "Amendment") to provide for certain adjustments to the economic rights and obligations of the Partners. The Amendment states that all amounts previously funded as loans by the Partners shall be converted to Partnership equity. In 2001, BEF, BPI, BT Partnership and EST contributed capital of $185,810, $7,883, $7,670,269 and $4,221,621, respectively, by converting additional advances previously made to the Partnership into equity. Additionally, the accrued interest on these loans was treated as an additional capital contribution, which for each respective Partner was $17,651, $767, $728,628 and $401,028.

     Preferred Partnership Capital, as defined in the Amendment, includes all capital contributions made to the Partnership prior to and as of the Amendment date (including advances converted to capital). The land contributed by BPI is valued at $15,246,000 for purposes of computing Preferred Partnership Capital as of the date of the Amendment. The amounts of Preferred Partnership Capital at the Amendment date for BEF, BPI, BT Partnership and EST were $224,241, $17,670,300, $9,256,691 and $5,094,768, respectively. These amounts include the land contribution, converted loans and cash contributions made to the Partnership through the Amendment date.

     Prior to the Amendment date, the Partnership allowed for Cumulative Preferred Returns on Preferred Partnership Capital based on a 9% cumulative, non-compounding preferred return. The amounts of Cumulative Preferred Returns at the Amendment date for BEF, BPI, BT Partnership and EST were $23,492, $1,425,412, $969,761 and $533,744, respectively. Pursuant to the Amendment, Cumulative Preferred Returns will not accrue on the Partnership's Preferred Partnership Capital subsequent to the Amendment date.

     Prior to the Amendment date, the Partners, from time to time and as outlined in the partnership agreement, made advances to the Partnership for construction costs, real estate taxes and other direct and indirect development costs of the Project. These costs were reimbursable to the Partners and included in advances payable to partners in the accompanying balance sheets. There was no stated maturity on these advances, as they were to be repaid out of future loan proceeds or operating cash flows as available. Advances made subsequent to the closing of the original construction loan bore interest at prime. The weighted average interest rate was 9.33% in 2000 and 8.41% in 1999.

     Due to restrictions imposed by the Credit Agreement, the Partners agree that any additional funds provided by any Partner to the Partnership shall constitute capital contributions and not loans or indebtedness. Any capital contributions made by any Partner after the Amendment date are considered Additional Preferred Capital, as defined. The Partners will be entitled to receive a 9% cumulative, non-compounding preferred return (the "Additional Preferred Return") based on their Additional Preferred Capital after the date of the Amendment. The Additional Preferred Capital amount for BEF, BT Partnership and EST was $143,669, $5,931,909 and $3,264,849, respectively at December 31, 2001. No Additional Preferred Capital contributions have been made by BPI. The Additional Preferred Return amount at December 31, 2001 related to BEF, BT Partnership and EST's Additional Preferred Capital balance was $2,746, $113,364 and $62,394, respectively.

     Net cash from operations of the Partnership will be distributed by the general partners as they reasonably deem it available, subject to certain restrictions in the debt agreements. Net cash from operations shall be distributed first to the Partners proportionate to their respective amounts of Additional Preferred Returns, second to the Partners proportionate to their respective amounts of Cumulative Preferred Returns and the remaining balance will be a pro-rata distribution based on Partnership units owned.

     Net cash from sale or refinancing shall be distributed to the Partners as follows: (1) proportionate to their respective amounts of Additional Preferred Capital, (2) proportionate to their respective amounts of Additional Preferred Return, (3) proportionate to their respective amounts of Cumulative Preferred Returns, and (4) proportionate to their respective amounts of Preferred Partnership Capital. The remainder of net cash from sale or refinancing will then be distributed pro-rata to the Partners based on the number of Partnership units owned.

     The Amendment allows for any Partner to pledge its Partnership units and its interest in the Partnership as security for the original principal amount of the Mezzanine Loan (see Note 4).

     BFB Management, Ltd. (the "Manager"), an affiliate of BEF, manages the Project. As compensation for its services, the Manager receives a management fee of 3% of actual gross rental receipts, including minimum rents, percentage rents and any other payments received related to tenant leases. Approximately $57,000 and $42,000 was paid under this agreement in 2001 and 2000, respectively.

     Beginning in July 2001, Belz Construction Company, Inc., an affiliate of BEF, provided construction management services for a monthly fee of $25,000 plus additional labor costs. The total amount paid to Belz Construction Company in 2001 was approximately $250,000.

     The Partners have agreed that the real estate taxes associated with the 78 acre contiguous parcel of land held by Thackeray Corporation will be paid by the Partnership while such land serves as additional collateral for its construction loans.

6.   FUTURE MINIMUM LEASE RECEIPTS

     At December 31, 2001, the Partnership was the lessor in two leases accounted for as operating leases related to the portion of the Project placed in service. These lease agreements comprised all revenues earned in 2001, 2000 and 1999. At December 31, 2001, minimum lease receipts for each of the next five years and thereafter under these noncancelable leases are as follows:

                                        Minimum
              Year                      Rent
              ----                      ----

              2002                   $  1,894,203
              2003                      1,894,203
              2004                      1,894,203
              2005                      1,894,203
              2006                      1,894,203
              Thereafter               25,103,511
                                     ------------
                                      $34,574,526
                                     ============

     The Partnership is also entitled to additional payments from tenants, which are not included above, primarily based upon real estate taxes and operating expenses incurred by the Partnership.

     Subsequent to year end, the Partnership began receiving rent payments from a third tenant who began operations in January 2002. The Partnership has also entered into other operating leases for space currently under construction. No rents are currently due under these leases, as payments under these leases are contingent upon, among other things, completion of construction of leasable space in the Project.

7.   COMMITMENTS AND CONTINGENCIES

     During 2000, the Partnership resolved litigation related to copyright violations with respect to the name of the Project. This settlement did not have a material adverse effect on the business, financial position or results of operations of the Partnership.

     The Partnership is subject to various litigation, claims and assessments arising in the normal course of business. The Partnership believes that the ultimate resolution of these matters will not have a material adverse effect on the Partnership's business, financial position or results of operations.

     One future tenant of the Project has the option to obtain financing to fund the build-out of its own space. If this financing occurs, the Partnership has agreed, subject to certain conditions described in the lease, to guarantee the tenant's obligation under such financing up to $5,800,000. At this time, management cannot presently determine whether it will be required to perform under this agreement.












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